UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.             English translation of a letter dated May 15, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 15, 2020

Comisión Nacional de Valores

RE.: Resignation as Chairman of the Board of Directors of Telecom Argentina

Dear Sirs,

I am writing to you as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that today a letter was received from Mr. Alejandro A. Urricelqui addressed to the Board of Directors of the Company notifying that, due to personal reasons, he has decided to submit his resignation as Chairman of the Board of Directors of Telecom Argentina effective as from the date of the Board of Directors’ meeting that will accept his resignation and appoint a new Chairman of the Board of Directors, according to section 10 of the Bylaws.

For this purpose, a Board of Directors’ meeting has been summoned for next May 21.

Mr. Urricelqui will continue to act as Director of Telecom Argentina and as member of the Company´s Executive Committee.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 15, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations